FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 9, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant's name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AUO July 2004 Consolidated Revenues Totaled NT$14.6 Billion”, dated August 9, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 9, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO July 2004 Consolidated Revenues Totaled NT$14.6 Billion

Issued by: AU Optronics Corp. Issued on: August 9, 2004
Hsinchu, Taiwan, August 9, 2004 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced unaudited consolidated net sales of NT$14,601 million and unconsolidated net sales of NT$14,564 million for the month of July 2004.

July shipment for large-size TFT-LCD panels, inclusive of panels for desktop monitor, notebook, LCD TV, and other applications, continued to be impacted by customers’ inventory adjustments, increased by a moderate 2.6% from June to 1.57 million. Unit shipment for small- and medium-size panels reached 3.06 million in July on seasonal strength, rising 12.4% on a month-over-month basis.

Consolidated revenues for the month declined 8.0% M-o-M, but grew 69.7% Y-o-Y, while unconsolidated net sales decreased 8.2% M-o-M and increased 82.5% Y-o-Y, respectively.

Sales Report: (Unit: NT$ million)
Net Sales (1)(2)(4)	Consolidated (3)	Unconsolidated
July 2004	14,601	14,564
June 2004	15,867	15,865
M-o-M Growth	-8.0%	-8.2%
July 2003	8,604	7,980
Y-o-Y Growth	69.7%	82.5%
Year-to-Date	104,462	101,444
Y-o-Y Growth	106.0%	115.1%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Year 2004 figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corporation, AU Optronics (Lauban) Corporation, and AU Optronics (Suzhou) Corporation.
(4) Numbers modified to reflect the adjustments made by auditors for 1H 2003 Consolidated Financial Statements and to reflect foreign exchange translation adjustments.

2

#             #             #

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email:yawenhsiao@auo.com